WILLIAMS LAW GROUP, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone: 813-831-9348
Fax: 813-832-5284

July 6, 2006

Mr. John Reynolds
United States Securities and Exchange Commission
Division of Corporation Finance
100 F St., N.E.
Washington, D.C. 20549-0408

Re: Driver Passport, Inc.
Registration Statement on Form SB-2
Amendment No. 1.
File No. 333-135188

Dear Mr. Reynolds:

On behalf of Driver Passport, Inc., we have filed on EDGAR Amendment No. 1 to the above registration statement.

With respect to the comments in your letter dated June 30, 2006, please be advised as follows;

1.	The accountants consent has been filed
2.	The pricing language has been revised to address your comment on the cover page and in the Summary and Plan of Distribution sections.

Given the nature of the comment letter, our client has filed an acceleration request simultaneously with the filing of this amendment.

Thank you for your consideration.

Sincerely,

/s/ MICHAEL T. WILLIAMS, ESQ
Michael T. Williams, Esq.